Exhibit 99.31

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2019 AND 2018

(Unaudited – Expressed in Canadian Dollars)

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited condensed interim consolidated financial statements of the Company and all information contained in the second quarter 2020 report have been prepared by and are the responsibility of the Company’s management.

The Audit Committee of the Board of Directors has reviewed the condensed interim consolidated financial statements and related financial reporting matters.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of condensed interim consolidated financial statements by an entity’s auditor.

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited – Expressed in Canadian Dollars)

	Note	October 31, 2019 $	April 30, 2019 $
ASSETS
Current assets
Cash		2,964,271	5,471,650
Amounts receivable		1,845,300	1,558,354
Inventory		2,080,071	2,120,814
Unbilled revenue		454,539	393,451
Prepaid expenses		472,180	333,702

		7,816,361	9,877,971
Restricted cash		26,341	67,450
Investment	7	90,404	90,404
Property and equipment	8	2,921,415	1,638,549
Intangible assets	6, 7, 9	7,471,021	8,417,231
Goodwill	5, 6	8,043,581	8,254,114

Total assets		26,369,123	28,345,719

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	14	1,083,411	1,594,062
Taxes payable		—	27,268
Deferred revenue		802,665	724,693
Debentures	10	2,750,000	2,708,334
Loans payable	11	55,897	82,953
Leases	12	341,597	35,757
Deferred acquisition payments	5, 6	1,979,427	2,031,237

		7,012,997	7,204,304
Loans payable	11	6,638	28,717
Leases	12	1,285,634	71,320
Deferred acquisition payments	5, 6	1,570,255	1,032,744
Deferred income tax liability		1,890,088	1,939,559

		11,765,612	10,276,644

SHAREHOLDERS’ EQUITY
Share capital	13	32,728,415	32,699,425
Contributed surplus	13	3,561,817	3,074,192
Accumulated other comprehensive loss		(779,752)	(228,060)
Deficit		(20,906,969)	(17,476,482)

		14,603,511	18,069,075

Total liabilities and equity		26,369,123	28,345,719

Nature of operations (Note 1)

Commitments (Note 15)

Approved and authorized on behalf of the Board of Directors on December 11, 2019

“James Kuo”	Director	“Greg Smith”	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the three and six months ended October 31, 2019 and 2018

(Unaudited – Expressed in Canadian Dollars)

		Three months ended October 31,		Six months ended October 31,
	Note	2019 $	2018 $	2019 $	2018 $
REVENUE		3,162,365	2,716,791	5,878,464	5,589,576
COST OF SALES		672,350	1,315,066	2,012,043	2,620,025

GROSS PROFIT		2,490,015	1,401,725	3,866,421	2,969,551

EXPENSES
Advertising		60,950	268,877	178,150	322,646
Amortization and depreciation	8, 9	746,543	209,221	1,294,384	384,783
Bad debt		32,249	—	32,249	—
Consulting fees		43,005	149,487	65,345	312,807
Foreign exchange gain		(4,331)	(122,248)	(117,307)	(204,738)
Insurance		23,584	55,699	44,115	67,754
Interest and bank charges		114,788	115,230	233,748	233,661
Management fees	14	25,287	45,599	70,435	91,897
Office and general		386,172	170,816	609,507	314,356
Professional fees	14	365,560	335,980	515,280	613,783
Rent		68,548	98,779	109,713	202,141
Repairs and maintenance		32,133	45,077	32,133	117,820
Research and development		445,842	19,266	613,102	51,054
Salaries and benefits	14	997,473	864,559	2,093,717	1,791,598
Share-based payments	13, 14	214,120	183,123	500,115	494,823
Telephone and utilities		13,434	11,609	23,534	22,373
Travel		59,196	80,031	178,501	153,059

		3,624,553	2,531,105	6,476,721	4,969,817

Loss before other income (expenses) and income taxes		(1,134,538)	(1,129,380)	(2,610,300)	(2,000,266)

OTHER INCOME (EXPENSES)
Accretion	5, 6, 9	(212,967)	(240,998)	(765,860)	(478,537)
Interest and other income		42,299	37,544	54,701	81,059

		(170,668)	(203,454)	(711,159)	(397,478)

Loss before income taxes		(1,305,206)	(1,332,834)	(3,321,459)	(2,397,744)
Income taxes		(58,339)	(152,898)	(54,284)	(190,350)

NET LOSS FOR THE PERIOD		(1,363,545)	(1,485,732)	(3,375,743)	(2,588,094)

ITEMS THAT MAY BE RECLASSIFIED SUBSEQUENTLY TO LOSS
Exchange difference on translating foreign operations		50,912	(214,474)	(551,692)	(599,441)

COMPREHENSIVE LOSS FOR THE PERIOD		(1,312,633)	(1,700,206)	(3,927,435)	(3,187,535)

LOSS PER SHARE – BASIC AND DILUTED		(0.02)	(0.02)	(0.05)	(0.04)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		67,993,304	60,399,042	67,988,113	58,170,170

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited – Expressed in Canadian dollars, except for share figures)

	Number of Shares	Share Capital $	Contributed Surplus $	Accumulated Other Comprehensive (Loss) Income $	Deficit $	Total $
Balance, April 30, 2018	55,474,178	20,455,112	1,707,738	277,090	(9,859,015)	12,580,925
Shares issued pursuant to private placements	9,977,500	9,802,500	—	—	—	9,802,500
Cash issue costs and finders’ fees	182,460	(288,504)	—	—	—	(288,504)
Shares issued pursuant to settlement of Debentures	1,377,000	1,115,370	283,000	—	—	1,398,370
Shares issued pursuant to option exercise	110,000	57,980	(24,980)	—	—	33,000
Share-based payments	—	—	494,823	—	—	494,823
Comprehensive loss for the period	—	—	—	(599,441)	(2,588,094)	(3,187,535)

Balance, October 31, 2018	67,121,138	31,142,458	2,460,581	(322,351)	(12,447,109)	20,833,579
Adjustment to value of shares issued pursuant to acquisition of IPA Europe and Immulease	—	975,045	—	—	—	975,045
Shares issued pursuant to Crossbeta settlement	78,514	61,241	—	—	—	61,241
Shares issued pursuant to deferred acquisition payment to IPA Europe	714,793	507,503	—	—	—	507,503
Shares issued pursuant to option exercise	25,000	13,178	(5,678)	—	—	7,500
Share-based payments	—	—	619,289	—	—	619,289
Comprehensive loss for the period	—	—	—	94,291	(5,029,373)	(4,935,082)

Balance, April 30, 2019	67,939,445	32,699,425	3,074,192	(228,060)	(17,476,482)	18,069,075
Adoption of IFRS 16 (Note 3)	—	—	—	—	(54,744)	(54,744)

Balance, May 1, 2019	67,939,445	32,699,425	3,074,192	(228,060)	(17,531,226)	18,014,331
Shares issued pursuant to option exercise	55,000	28,990	(12,490)	—	—	16,500
Share-based payments	—	—	500,115	—	—	500,115
Comprehensive loss for the period	—	—	—	(551,692)	(3,375,743)	(3,927,435)

Balance, October 31, 2019	67,994,445	32,728,415	3,561,817	(779,752)	(20,906,969)	14,603,511

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended October 31, 2019 and 2018

(Unaudited – Expressed in Canadian Dollars)

	2019 $	2018 $
Operating activities:
Net loss for the period	(3,375,743)	(2,588,094)
Items not affecting cash:
Amortization and depreciation	1,365,858	446,689
Deferred income taxes	(76,739)	(175,460)
Accretion	765,860	478,537
Foreign exchange	(113,493)	—
Share-based payments	500,115	494,823

	(934,142)	(1,343,505)
Changes in non-cash working capital related to operations:
Amounts receivable	(286,946)	(522,726)
Inventory	40,743	(36,781)
Unbilled revenue	(61,088)	300,520
Prepaid expenses	(138,478)	148,156
Accounts payable and accrued liabilities	(510,651)	(513,012)
Deferred revenue	77,972	251,313

Net cash used in operating activities	(1,812,590)	(1,716,035)

Investing activities:
Purchase of equipment	(190,043)	(409,662)
Internally generated development costs	(71,817)	—
Dividend received	—	5,460

Net cash used in investing activities	(261,860)	(404,202)

Financing activities:
Proceeds on share issuance	16,500	9,835,500
Share issuance costs	—	(288,504)
Repayment of leases	(203,123)	—
Proceeds from loans	—	200,000
Loan repayments	(49,135)	(300,441)
Repayment of debentures	(125,000)	—

Net cash (used in) provided by financing activities	(360,758)	9,446,555

(Decrease) increase in cash during the period	(2,435,208)	7,326,318
Foreign exchange	(113,280)	(301,399)
Cash – beginning of the period	5,539,100	1,806,133

Cash – end of the period	2,990,612	8,831,052

Cash paid for interest	143,750	216,572
Cash paid for income tax	62,433	—

Supplemental cash flow information (Note 17)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2019 and 2018

(Unaudited – Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

ImmunoPrecise Antibodies Ltd. (the “Company” or “IPA”) was incorporated under the laws of Alberta on November 22, 1983. The Company is listed on the TSX Venture Exchange (the “Exchange”) as a Tier 2 life science issuer under the trading symbol “IPA”. The Company’s OTC symbol is “IPATF”. The Company is a supplier of custom hybridoma development services. The address of the Company’s corporate office is 3204 – 4464 Markham Street, Victoria, BC, Canada V8Z 7X8.

The condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. This assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its obligations in the normal course of operations. The Company has incurred operating losses since inception, including $3,375,743 for the six months ended October 31, 2019 and has accumulated a deficit of $20,906,969 as at October 31, 2019. The Company may need to raise additional funds in order to continue on as a going concern and there can be no assurances that sufficient funding, including adequate financing, will be available. The ability of the Company to arrange additional financing in the future depends in part, on the prevailing capital market conditions and profitability of its operations. These material uncertainties may cast significant doubt on the Company’s ability to continue as a going concern. Accordingly, the condensed interim consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in the condensed interim consolidated financial statements.

2.	BASIS OF PRESENTATION

(a) Statement of compliance

These condensed interim consolidated financial statements have been prepared in conformity with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, using the same accounting policies as detailed in the Company’s audited annual financial statements for the year ended April 30, 2019. They do not include all the information required for complete annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) and therefore should be read together with the audited annual financial statements for the year ended April 30, 2019.

These condensed interim consolidated financial statements were approved by the Board of Directors for issue on December 11, 2019.

(b) Basis of measurement

These condensed interim consolidated financial statements have been prepared on the historical cost basis. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cashflow information.

(c) Basis of consolidation

These condensed interim consolidated financial statements include the financial statements of the Company and the following subsidiaries which are wholly owned and subject to control by the Company:

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2019 and 2018

(Unaudited – Expressed in Canadian Dollars)

Name of Subsidiary	% Equity Interest - 2020	% Equity Interest - 2019	Country of Incorporation
ImmunoPrecise Antibodies (Canada) Ltd.	100%	100%	Canada
ImmunoPrecise Antibodies (USA) Ltd., incorporated in Nevada, USA	0%	100%	USA
ImmunoPrecise Antibodies (USA) Ltd., incorporated in Delaware, USA	100%	0%	USA
ImmunoPrecise Antibodies (N.D.) Ltd.	100%	100%	USA
ImmunoPrecise Antibodies (MA) LLC	100%	100%	USA
Talem Therapeutics LLC	100%	100%	USA
U-Protein Express B.V. (“U-Protein”)	100%	100%	Netherlands
ImmunoPrecise Netherlands B.V.	100%	100%	Netherlands
ImmunoPrecise Antibodies (Europe) B.V. (“IPA Europe”, formerly ModiQuest Research B.V.)	100%	100%	Netherlands
Immulease B.V. (“Immulease”)	100%	100%	Netherlands

Control is achieved when the Company has the power to, directly or indirectly, govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are fully consolidated from the date on which control is obtained and continue to be consolidated until the date that such control ceases. Intercompany balances, transactions and unrealized intercompany gains and losses are eliminated upon consolidation.

The Company incorporated a new subsidiary, ImmunoPrecise Antibodies (USA) Ltd. in Delaware, USA on September 11, 2019. ImmunoPrecise Antibodies (USA) Ltd., incorporated in Nevada, USA, was dissolved on November 4, 2019.

(d) Functional and presentation currency

The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements.

The functional currency of the Company and ImmunoPrecise Antibodies (Canada) Ltd. is the Canadian dollar. The functional currency of ImmunoPrecise Antibodies (USA) Ltd., ImmunoPrecise Antibodies (N.D.) Ltd., ImmunoPrecise Antibodies (MA) LLC and Talem Therapeutics LLC is the US dollar. The functional currency of U-Protein, ImmunoPrecise Netherlands BV, IPA Europe and Immulease is the Euro. The presentation currency of the Company is the Canadian dollar.

Entities whose functional currencies differ from the presentation currency are translated into Canadian dollars as follows: assets and liabilities – at the closing rate as at the reporting date, and income and expenses – at the average rate of the period. All resulting changes are recognized in other comprehensive income as cumulative translation differences.

Transactions in foreign currencies are translated into the functional currency at exchange rates at the date of the transactions. Foreign currency monetary assets and liabilities are translated at the functional currency exchange rate at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2019 and 2018

(Unaudited – Expressed in Canadian Dollars)

When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary are reallocated between controlling and non-controlling interests.

3.	ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

(a) Adoption of New Accounting Standards

The Company has adopted the following new standards, along with any consequential amendments, effective May 1, 2019. These changes were made in accordance with the applicable transitional provisions.

The Company adopted all of the requirements of IFRS 16, Leases (“IFRS 16”) as of May 1, 2019. IFRS 16 replaces IAS 17, Leases (“IAS 17”). IFRS 16 provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The Company has adopted IFRS 16 using the modified retrospective application method, where the 2019 comparatives are not restated and a cumulative catch up adjustment is recorded on May 1, 2019 for any differences identified, including adjustments to opening deficit balance.

The Company analyzed its contracts to identify whether they contain a lease arrangement for the application of IFRS 16. The following is the Company’s new accounting policy for leases under IFRS 16:

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Leases of right-of-use assets are recognized at the lease commencement date at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined, and otherwise at the Company’s incremental borrowing rate. At the commencement date, a right-of-use asset is measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

Each lease payment is allocated between repayment of the lease principal and interest. Interest on the lease liability in each period during the lease term is allocated to produce a constant periodic rate of interest on the remaining balance of the lease liability. Except where the costs are included in the carrying amount of another asset, the Company recognizes in profit or loss (a) the interest on a lease liability and (b) variable lease payments not included in the measurement of a lease liability in the period in which the event or condition that triggers those payments occurs. The Company subsequently measures a right-of-use asset at cost less any accumulated depreciation and any accumulated impairment losses; and adjusted for any remeasurement of the lease liability. Right-of-use assets are depreciated over the shorter of the asset’s useful life and the lease term, except where the lease contains a bargain purchase option a right-of-use asset is depreciated over the asset’s useful life.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2019 and 2018

(Unaudited – Expressed in Canadian Dollars)

On the date of transition, the Company recorded a right-of-use asset of $1,668,533 related to the office rent in property and equipment, and the lease obligation of $1,723,277 was recorded as at May 1, 2019, discounted using the Company’s incremental borrowing rate of 8%, and measured at an amount equal to the lease obligation as if IFRS 16 had been applied since the commencement date. The net difference between right-of-use assets and lease liabilities on the date of transition was recognized as a deficit adjustment of $54,744 on May 1, 2019.

(b) Accounting Standards Issued But Not Yet Effective

In October 2018, the IASB issued amendments to IFRS 3, Business Combinations. The amendments narrowed and clarified the definition of a business. The amendments will help companies determine whether an acquisition is a business or a group of assets. They also permit a simplified assessment of whether an acquired set of activities and assets is a group of assets rather than a business. Distinguishing between a business and a group of assets is important because an acquirer recognizes goodwill only when acquiring a business. This amendment will be effective for annual periods beginning on or after January 1, 2020. Early adoption is permitted.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the condensed interim consolidated financial statements in conformity with IFRS required estimates and judgments that affect the amounts reported in the financial statements. Actual results could differ from these estimates and judgments. Estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised. Significant areas requiring the use of estimates and judgments are as follows:

Functional currency

The Company has used judgment in determining the currency of the primary economic environment in which the entity operates.

Amounts receivable

The Company monitors the financial stability of its customers and the environment in which they operate to make estimates regarding the likelihood that the individual trade receivable balances will be paid. Credit risks for outstanding customer receivables are regularly assessed and allowances are recorded for estimated losses, if required.

Property and equipment

The Company has used estimates in the determination of the expected useful lives of property and equipment.

Revenue recognition

The percentage-of-completion method requires the use of estimates to determine the stage of completion which is used to determine the recorded amount of revenue, unbilled revenue and deferred revenue on uncompleted contracts. The determination of anticipated revenues includes the contractually agreed revenue and may also involve estimates of future revenues if such additional revenues can be reliably estimated and it is considered probable that they will be recovered. The determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors, including the cost of materials, labour, and sub-contractors. The determination of estimates is based on the Company’s business practices as well as its historical experience.

Impairments

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (“cash generating units” or “CGU”s). Each asset or CGU is evaluated every reporting period to determine whether there are any indicators of impairment. If any such indicators exist, which

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2019 and 2018

(Unaudited – Expressed in Canadian Dollars)

is often judgment-based, a formal estimate of recoverable amount is performed and an impairment charge is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or CGU of assets is measured at the higher of fair value less costs of disposal or value in use. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reversed with the impact recorded in profit or loss.

The Company performs a goodwill impairment test annually and when circumstances indicate that the carrying value may not be recoverable. For the purposes of impairment testing, goodwill acquired through business combinations has been allocated to two different CGUs. The recoverable amount of each CGU was based on value in use, determined by discounting the future cash flows to be generated from the continuing use of the CGU. The cash flows were projected over a five-year period based on past experience and actual operating results.

The Company performed its annual goodwill impairment test in April 2019 and no impairment was indicated for the period tested. The values assigned to the key assumptions represented management’s assessment of future trends in the industry and were based on historical data from both internal and external sources. Weighted average costs of capital of 17.5% and 10.2%, respectively, was used in the assessments of the two CGUs.

Determination of segments

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. All operating segments’ results are reviewed by the Company’s management in order to make decisions regarding the allocation of resources to the segment. Segment results include items directly attributable to a segment as those that can be allocated on a reasonable basis.

As the Company provides antibody production and related services in one distinct category, there is only one category to report revenues by production site.

Life of intangible assets

Intangible assets are amortized based on estimated useful life less their estimated residual value. Significant assumptions are involved in the determination of useful life and residual values and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions. Actual useful life and residual values may vary depending on a number of factors including internal technical evaluation, attributes of the assets and experience with similar assets. Changes to these estimates may affect the carrying value of assets, net income (loss) and comprehensive income (loss) in future periods.

Purchase price allocation

The acquisition of U-Protein on August 22, 2017 and the acquisition of IPA Europe and Immulease on April 5, 2018 were accounted for as business combinations at fair value in accordance with IFRS 3, Business Combinations. The acquired assets and assumed liabilities were adjusted to their fair values assigned through completion of a purchase price allocation, as described below.

The purchase price allocation process resulting from a business combination requires management to estimate the fair value of identifiable assets acquired including intangible assets and liabilities assumed including the deferred acquisition payment obligations. The Company uses valuation techniques, which are generally based on forecasted future net cash flows discounted to present value, and also relies on work performed by third-party valuation specialists. These valuations are closely linked to the assumptions used by management on the future performance of the related assets and the discount rates applied.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2019 and 2018

(Unaudited – Expressed in Canadian Dollars)

5.	ACQUISITION OF U-PROTEIN

On August 22, 2017, the Company completed the acquisition of U-Protein whereby the Company has acquired all of the issued and outstanding shares of U-Protein for €6,830,000 on terms as follows:

•	€2,734,732 (CAD$4,062,607) was paid in cash on closing;

•	3,030,503 common shares of the Company were issued on closing; and

•	€2,047,634 in deferred payments over a three-year period. The deferred payments can be made in cash or common shares of the Company at the election of U-Protein shareholders.

The transaction was accounted for as a business combination, as the operations of U-Protein meet the definition of a business. As the transaction was accounted for as a business combination, transaction costs of $17,717 were expensed. The goodwill resulting from the allocation of the purchase price to the total fair value of net assets represented the sales and growth potential of U-Protein. Goodwill recorded is allocated in its entirety to U-Protein. The fair value of the 3,030,503 common shares issued ($3,022,308) was determined based on the Canadian dollar equivalent of the consideration required of €2,047,634 pursuant to the share purchase agreement. The Company has allocated the purchase price as follows:

$
Cash	4,062,607
3,030,503 common shares of the Company	3,022,308
Fair value of deferred payments	2,134,410

Fair value of consideration	9,219,325

Cash	797,276
Amounts receivable	370,530
Unbilled revenue	112,815
Inventory	36,900
Investment	90,404
Equipment, net of accumulated amortization	216,161
Intellectual property (not deductible for tax purposes)	4,064,000
Goodwill (not deductible for tax purposes)	4,655,893
Accounts payable and accrued liabilities	(269,657)
Income taxes payable	(44,197)
Deferred income tax liability	(810,800)

9,219,325

The deferred payments of €2,047,634 over a three-year period was fair valued on the date of acquisition using a discounted cash flow model. A discount rate of 16.3% was used. The changes in the value of the deferred payments during the six months ended October 31, 2019 and the year ended April 30, 2019 are as follows:

$
Balance, April 30, 2018	2,408,205
Accretion expense	244,915
Payment	(1,049,754)
Foreign exchange	(40,670)

Balance, April 30, 2019	1,562,696
Accretion expense	356,516
Foreign exchange	(86,753)

Balance, October 31, 2019	1,832,459

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2019 and 2018

(Unaudited – Expressed in Canadian Dollars)

6.	ACQUISITION OF IPA EUROPE AND IMMULEASE

On April 5, 2018, the Company acquired all of the issued and outstanding shares of IPA Europe and its sister entity, Immulease, for an aggregate purchase price of €7,000,000 on terms as follows:

•	€2,500,000 (CAD$3,988,132) was paid in cash on closing;

•	6,600,399 common shares of the Company were issued on closing; and

•

€2,000,000 in deferred payments over a three-year period. The deferred payments will be made in three equal installments of cash and equity totaling €666,666 and will be prorated if the EBITDA of IPA Europe for the fiscal year preceding the date of payment is less than its average EBITDA over the previous two fiscal years. During the year ended April 30, 2019, the Company and the seller entered into an Amendment, Termination and Settlement Agreement whereby the deferred payments shall no longer be subject to an adjustment and will be paid in equal installments of cash and equity totaling €666,666.

The transaction was accounted for as a business combination, as the operations of IPA Europe and Immulease meet the definition of a business. As the transaction was accounted for as a business combination, transaction costs of $36,821 were expensed. The goodwill resulting from the allocation of the purchase price to the total fair value of net assets represented the sales and growth potential of IPA Europe. Goodwill recorded is allocated in its entirety to IPA Europe. The fair value of the 6,600,399 common shares issued ($4,884,295) was determined to be $0.74 per share based on the fair value of the Company’s shares immediately prior to the completion of the acquisition. The Company has allocated the purchase price as follows:

$
Cash	3,988,132
6,600,399 common shares of the Company	4,884,295
Fair value of deferred payments	2,353,708

Fair value of consideration	11,226,135

Cash	270,339
Amounts receivable	572,427
Unbilled revenue	90,052
Inventory	2,286,995
Equipment, net of accumulated amortization	568,221
Software	30,974
Intangible assets (not deductible for tax purposes)	6,304,863
Goodwill (not deductible for tax purposes)	3,640,671
Accounts payable and accrued liabilities	(580,339)
Deferred revenue	(22,897)
Loans	(298,979)
Deferred income tax liability	(1,636,192)

11,226,135

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2019 and 2018

(Unaudited – Expressed in Canadian Dollars)

The deferred payments of €2,000,000 over a three-year period was fair valued on the date of acquisition using a discounted cash flow model. A discount rate of 10.1% was used. The changes in the value of the deferred payments during the six months ended October 31, 2019 and the year ended April 30, 2019 are as follows:

$
Balance, April 30, 2018	2,403,954
Change in estimate of fair value	(34,258)
Accretion expense	232,418
Payment	(1,014,503)
Foreign exchange	(86,326)

Balance, April 30, 2019	1,501,285
Accretion expense	242,678
Foreign exchange	(26,740)

Balance, October 31, 2019	1,717,223

7.	INVESTMENT

Investment consists of a 29% (2019 – 29%) interest in QVQ Holding B.V. (“QVQ”), which is recorded at cost, being the best approximation of the investment’s fair value. Judgment is required as to the extent of influence that the Company has over QVQ. The Company considered the extent of voting power over the entity, the power to participate in financial and operating policy decisions of the entity, representation on the board of directors, material transactions between the entities, interchange of management personnel, and provision of essential technical information. The Company has determined that the Company is not considered to have significant influence over QVQ, as the Company does not have the power to participate in financial and operating policy decisions, does not have representation on the Board of Directors of QVQ, and the majority of the common shares are held by QVQ management.

8.	PROPERTY AND EQUIPMENT

	Computer Hardware	Furniture & Equipment	Computer Software	Building	Leasehold Improvements	Lab Equipment	Total
	$	$	$	$	$	$	$
Cost:
Balance, April 30, 2018	93,813	98,527	12,373	—	393,421	2,787,105	3,385,239
Acquired on acquisition of IPA Europe	—	—	30,974	—	—	—	30,974
Additions	17,184	12,538	87,821	—	—	612,046	729,589
Foreign exchange	—	—	(1,153)	—	—	(30,141)	(31,294)

Balance, April 30, 2019	110,997	111,065	130,015	—	393,421	3,369,010	4,114,508
Additions	3,952	—	—	1,668,533	—	186,091	1,858,576
Foreign exchange	—	—	(760)	—	—	(49,382)	(50,142)

Balance, October 31, 2019	114,949	111,065	129,255	1,668,533	393,421	3,505,719	5,922,942

Accumulated Depreciation:
Balance, April 30, 2018	70,883	70,218	8,299	—	102,052	1,552,418	1,803,870
Depreciation	17,252	15,418	40,533	—	103,764	500,194	677,161
Foreign exchange	—	—	(43)	—	—	(5,029)	(5,072)

Balance, April 30, 2019	88,135	85,636	48,789	—	205,816	2,047,583	2,475,959
Depreciation	7,071	2,030	43,998	217,840	17,588	268,562	557,089
Foreign exchange	—	—	(217)	—	—	(31,304)	(31,521)

Balance, October 31, 2019	95,206	87,666	92,570	217,840	223,404	2,284,841	3,001,527

Net Book Value:
April 30, 2019	22,862	25,429	81,226	—	187,605	1,321,427	1,638,549
October 31, 2019	19,743	23,399	36,685	1,450,693	170,017	1,220,878	2,921,415

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2019 and 2018

(Unaudited – Expressed in Canadian Dollars)

9.	INTANGIBLE ASSETS

The intangible assets were acquired as a result of the acquisitions of U-Protein and IPA Europe and are amortized using the straight-line method over their useful lives. The intellectual property has a useful life of 10 years, and the proprietary processes and certifications have a useful life of 5 years. The changes in the value of the intangible assets during the six months ended October 31, 2019 and the year ended April 30, 2019 are as follows:

	Internally Generated Development Costs	Intellectual Property	Proprietary Processes	Certifications	Total
	$	$	$	$	$
Cost:
Balance, April 30, 2018	—	4,270,229	—	—	4,270,229
Acquired on acquisition of IPA Europe	—	—	6,159,755	145,108	6,304,863
Foreign exchange	—	(125,004)	(229,263)	(5,401)	(359,668)

Balance, April 30, 2019	—	4,145,225	5,930,492	139,707	10,215,424
Additions	71,817	—	—	—	71,817
Foreign exchange	(529)	(105,730)	(151,265)	(3,563)	(261,087)

Balance, October 31, 2019	71,288	4,039,495	5,779,227	136,144	10,026,154

Accumulated Amortization:
Balance, April 30, 2018	—	227,746	—	—	227,746
Amortization	—	416,890	1,169,233	—	1,586,123
Foreign exchange	—	(9,035)	(6,641)	—	(15,676)

Balance, April 30, 2019	—	635,601	1,162,592	—	1,798,193
Amortization	—	203,475	605,294	—	808,769
Foreign exchange	—	(17,712)	(34,117)	—	(51,829)

Balance, October 31, 2019	—	821,364	1,733,769	—	2,555,133

Net Book Value:
April 30, 2019	—	3,509,624	4,767,900	139,707	8,417,231
October 31, 2019	71,288	3,218,131	4,045,458	136,144	7,471,021

10.	DEBENTURES

On April 5, 2018, the Company completed a nonconvertible debenture (the “Debentures”) financing in the principal amount of $4,252,000 (the “Offering”). The Debentures are unsecured, bear interest at a rate of 10% per annum, payable semi-annually, and are due eighteen months from the date of issue. Under the Offering, a holder of a Debenture received 37,500 detachable share purchase warrants (the “Warrants”) for every $25,000 of Debentures subscribed for by the holder. The Warrants are exercisable at $0.70 per share for a period of four years from the date of issue. The fair value of the Debentures at the time of issue was calculated as the discounted cash flows assuming a 15% effective interest rate. The fair value of the Warrants was determined at the time of issue as the difference between the face value and the fair value of the Debentures. On initial recognition, the Company bifurcated $4,003,125 to the carrying value of the Debentures and $248,875 to the Warrants.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2019 and 2018

(Unaudited – Expressed in Canadian Dollars)

Under the Offering, the Company paid the following finder’s fees: $10,300 in cash, 580,320 shares of the Company with a fair value of $383,010, and 415,942 finder’s warrants valued at $187,627. The fair value of the finder’s warrants was estimated on the date of issue using the Black-Scholes option valuation model with the following weighted average assumptions: dividend yield of $nil, risk free interest rate of 1.60%, expected life of 4 years and expected volatility based on the historical volatility of similar companies of 100%. The total fair value of the finder’s fees was allocated pro-rata based on the carrying values of the Debentures and Warrants, with $546,934 allocated to the Debentures and $34,003 allocated to the Warrants.

On October 25, 2018, the Company settled $1,377,000 of the Debentures by issuing 1,377,000 units at a price of $1.00 per unit. Each unit consists of one common share of the Company and one share purchase warrant, with each warrant entitling the holder to purchase an additional share at $1.25 for two years. The fair value of the 1,377,000 common shares issued was determined to be $1,115,370. The fair value of the warrants issued was determined to be $283,000 and estimated on the date of issue using the Black-Scholes option valuation model with the following weighted average assumptions: dividend yield of $nil, risk free interest rate of 1.58%, expected life of 2 years and expected volatility based on the historical volatility of similar companies of 68.7%. The settlement resulted in a loss of $189,715.

On September 26, 2019, the Company modified the terms of $2,750,000 debentures to extend the due date 6 months to March 26, 2020, with the ability to pay earlier with no penalty, and increase the interest rate to 12.5%. The remaining debentures of $125,000 were paid on maturity.

During the three and six months ended October 31, 2019, the Company recorded accretion expense of $70,910 and $166,666 (2018 – $124,045 and $247,417). The changes in the value of the Debentures during the six months ended October 31, 2019 and the year ended April 30, 2019 are as follows:

$
Balance, April 30, 2018	3,489,397
Accretion expense	427,592
Settlement of debentures	(1,208,655)

Balance, April 30, 2019	2,708,334
Accretion expense	166,666
Repayment	(125,000)

Balance, October 31, 2019	2,750,000

11.	LOANS PAYABLE

On April 5, 2018, the Company assumed loans payable of €60,750 (CAD$94,995) as a result of the acquisition of IPA Europe. On July 7, 2015, IPA Europe entered into a loan agreement in the principal amount of €165,000, maturing on July 31, 2020. The loan is secured by certain equipment, bears an interest rate of 4% per annum and is repayable in monthly installments of €2,250. The interest is owed per month in arrears. The principal outstanding at October 31, 2019 is €18,000 (CAD$26,408) (April 30, 2019 – €31,500 (CAD$47,423)).

On April 5, 2018, the Company assumed loans payable of €56,450 (CAD$88,271) as a result of the acquisition of IPA Europe. On February 1, 2016, IPA Europe entered into a loan agreement in the principal amount of €100,000, maturing on February 28, 2021. The loan is secured by certain equipment, bears an interest rate of 3% per annum and is repayable in monthly installments of €1,675. The interest is owed per month in arrears. The principal outstanding at October 31, 2019 is €24,625 (CAD$36,127) (April 30, 2019 – €34,675 (CAD$52,203)).

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2019 and 2018

(Unaudited – Expressed in Canadian Dollars)

On April 5, 2018, the Company assumed loans payable of €74,000 (CAD$115,713) as a result of the acquisition of Immulease. On May 18, 2016, Immulease entered into a credit facility agreement pursuant to which the lender provides a facility amount of up to €200,000. The credit facility is unsecured, bears an interest rate of 3% per annum and is repayable on demand. The interest is owed per month in arrears. The principal outstanding at October 31, 2019 is €nil (CAD$nil) (April 30, 2019 – €8,000 (CAD$12,044)).

On May 23, 2018, the Company entered into a loan agreement with a Director of the Company and his spouse and issued a promissory note in the principal amount of $200,000. The note was unsecured and bore an interest rate of 5.45% per annum. The principal of the note plus accrued interest of $3,972 was repaid in full during the year ended April 30, 2019.

$
Balance, April 30, 2018	290,445
Loan proceeds	200,000
Loan repayments and foreign exchange	(378,775)

Balance, April 30, 2019	111,670
Loan repayments and foreign exchange	(49,135)

Balance, October 31, 2019	62,535
Current portion	(55,897)

Non-current portion	6,638

12.	LEASES

The Company entered into certain equipment leases expiring between 2021 and 2023 with interest rates of between 13% and 17% per annum. The Company’s obligations under these finance leases are secured by the lessor’s title to the leased assets. The Company also entered into office leases in January 2018 and May 2018. With the adoption of IFRS 16, Leases (see Note 3), the Company recognized a lease obligation with regard to the office leases. The terms and the outstanding balances as at October 31, 2019 and April 30, 2019 are as follows:

	October 31, 2019 $	April 30, 2019 $
Equipment under finance lease repayable in monthly instalments of $1,228 with interests of between 13% and 17% per annum. Due dates are between May 2021 and March 2023.	98,527	107,077
Right-of-use asset from office lease repayable in monthly instalments of $21,015 and an interest rate of 8% per annum and an end date of April 2023.	788,881	—
Right-of-use asset from office lease repayable in monthly instalments of $22,012 and an interest rate of 8% per annum and an end date of December 2022.	739,823	—
Current portion	(341,597)	(35,757)

Non-current portion	1,285,634	71,320

As at October 31, 2019, the Company’s equipment includes a net carrying amount of $94,478 (April 30, 2019 – $104,014) for the leased equipment. The net carrying amount of the right-of-use assets from office lease obligation is $1,450,693 (April 30, 2019 – $nil).

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2019 and 2018

(Unaudited – Expressed in Canadian Dollars)

The following is a schedule of the Company’s future minimum lease payments related to the equipment under finance lease and the office lease obligation:

$
2020	294,759
2021	565,122
2022	552,739
2023	446,989

Total minimum lease payments	1,859,609
Less: imputed interest	(232,378)

Total present value of minimum lease payments	1,627,231
Less: Current portion	(341,597)

Non-current portion	1,285,634

13.	SHARE CAPITAL

a) Authorized:

Unlimited common shares without par value.

b) Share capital transactions:

2019 Transactions

On June 19, 2018, the Company closed a non-brokered private placement financing by issuing a total of 875,000 units of the Company at a price of $0.80 per unit for gross proceeds of $700,000. Each unit consists of one common share of the Company and one share purchase warrant, with each warrant entitling the holder to purchase an additional share at a price of $1.00 for a period of one year from the date of issue. The Company will have the right to accelerate the expiry date of the warrants provided that the volume weighted average price trades at a price equal to or greater than $1.50 for a period of 20 consecutive days. In the event of acceleration, the expiry date will be accelerated to a date that is 30 days after the Company issues a news release announcing that it has elected to exercise this acceleration right. All of the proceeds have been allocated to the common shares issued with a $nil value assigned to the warrants issued. The Company paid finders cash fees totaling $3,000 and incurred $7,926 of cash issue costs.

On September 24, 2018, the Company closed a non-brokered private placement financing by issuing a total of 9,102,500 units of the Company at a price of $1.00 per unit for gross proceeds of $9,102,500. Each unit consists of one common share of the Company and one share purchase warrant, with each warrant entitling the holder to purchase an additional share at a price of $1.25 for a period of two years from the date of issue. The Company will have the right to accelerate the expiry date of the warrants provided that the volume weighted average price trades at a price equal to or greater than $1.75 for a period of 20 consecutive days. In the event of acceleration, the expiry date will be accelerated to a date that is 30 days after the Company issues a news release announcing that it has elected to exercise this acceleration right. All of the proceeds have been allocated to the common shares issued with a $nil value assigned to the warrants issued. The Company paid finders cash fees totaling $201,540 and issued 182,460 finder’s shares. The Company also incurred $76,038 of cash issue costs.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2019 and 2018

(Unaudited – Expressed in Canadian Dollars)

On December 22, 2017, the Company announced that it had signed a binding letter of intent with Crossbeta Biosciences B.V. (“Crossbeta”) whereby the Company had agreed to acquire all of the issued and outstanding shares of Crossbeta. The proposed transaction was terminated and settled on October 23, 2018. In consideration of the settlement, the Company paid €37,000 ($55,969) and issued 78,514 shares valued at $61,241. The Company accrued a settlement liability of $92,040 as at April 30, 2018. As such, the remaining loss on settlement of $25,170 was recognized in the year ended April 30, 2019.

On October 25, 2018, the Company settled $1,377,000 of the Debentures by issuing 1,377,000 units at a price of $1.00 per unit (Note 10). Each unit consists of one common share of the Company and one share purchase warrant, with each warrant entitling the holder to purchase an additional share at $1.25 for two years. The fair value of the 1,377,000 common shares issued was determined to be $1,115,370. The fair value of the warrants issued was determined to be $283,000 and estimated on the date of issue using the Black-Scholes option valuation model with the following weighted average assumptions: dividend yield of $nil, risk free interest rate of 1.58%, expected life of 2 years and expected volatility based on the historical volatility of similar companies of 68.7%. The settlement resulted in a loss of $189,715.

On March 27, 2019, the Company issued 714,793 common shares pursuant to the second deferred payment to IPA Europe (Note 6). The common shares are valued at $507,503.

During the year ended April 30, 2019, the Company issued 135,000 common shares pursuant to exercise of stock options for total gross proceeds of $40,500. A value of $30,658 was transferred from contributed surplus to share capital as a result. The weighted average share price at dates the stock options were exercised was $1.05.

2020 Transactions

During the six months ended October 31, 2019, the Company issued 55,000 common shares pursuant to exercise of stock options for total gross proceeds of $16,500. A value of $12,490 was transferred from contributed surplus to share capital as a result. The weighted average share price at dates the stock options were exercised was $0.69.

c) Escrow

There are 1,627,945 common shares of the Company held in escrow as at October 31, 2019. Under the Escrow Agreement, the common shares held in escrow will be released from escrow on December 29, 2019.

d) Options

The Company has an incentive Stock Option Plan (“the Plan”) under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company. The terms of the plan provide that the Directors have the right to grant options to acquire common shares of the Company at not less than the closing market price of the shares on the day preceding the grant at terms of up to ten years. The maximum number of options outstanding under the Plan shall not result, at any time, in more than 10% of the issued and outstanding common shares.

On September 24, 2018, the Company granted 95,000 stock options, exercisable at $0.95 per option, to employees of the Company. The options are subject to vesting conditions as follows: one-third 6 months after grant date; one-third 12 months after grant date and one-third 18 months after grant date. The fair value of these options was estimated to be $67,402 using the Black-Scholes option pricing model and the following assumptions: dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 1.60%, and an expected life of 5 years.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2019 and 2018

(Unaudited – Expressed in Canadian Dollars)

On November 7, 2018, the Company granted 300,000 stock options, exercisable at $0.82 per option, to employees of the Company. The options are subject to vesting conditions as follows: one-third 6 months after grant date; one-third 12 months after grant date and one-third 18 months after grant date. The fair value of these options was estimated to be $184,658 using the Black-Scholes option pricing model and the following assumptions: dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 2.20%, and an expected life of 5 years.

On December 31, 2018, the Company granted 1,250,000 stock options, exercisable at $1.00 per option, to officers and directors of the Company. The options are subject to vesting conditions as follows: one-third 6 months after grant date; one-third 12 months after grant date and one-third 18 months after grant date. The fair value of these options was estimated to be $625,485 using the Black-Scholes option pricing model and the following assumptions: dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 2.20%, and an expected life of 5 years.

On January 11, 2019, the Company granted 415,000 stock options, exercisable at $1.00 per option, to officers and an employee of the Company. The options are subject to vesting conditions as follows: one-third 6 months after grant date; one-third 12 months after grant date and one-third 18 months after grant date. The fair value of these options was estimated to be $228,801 using the Black-Scholes option pricing model and the following assumptions: dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 2.20%, and an expected life of 5 years.

On October 1, 2019, the Company granted 250,000 stock options, exercisable at $0.475 per option, to an officer of the Company. The options are subject to vesting conditions as follows: one-third 6 months after grant date; one-third 12 months after grant date and one-third 18 months after grant date. The fair value of these options was estimated to be $86,395 using the Black-Scholes option pricing model and the following assumptions: dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 1.46%, and an expected life of 5 years.

On October 1, 2019, the Company granted 200,000 stock options, exercisable at $1.00 per option, to a consultant of the Company. The options vested immediately upon grant. The fair value of these options was estimated to be $32,096 using the Black-Scholes option pricing model and the following assumptions: dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 1.56%, and an expected life of 2 years.

On October 3, 2019, the Company granted 150,000 stock options, exercisable at $0.50 per option, to a director of the Company. The options are subject to vesting conditions as follows: one-third 6 months after grant date; one-third 12 months after grant date and one-third 18 months after grant date. The fair value of these options was estimated to be $53,326 using the Black-Scholes option pricing model and the following assumptions: dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 1.46%, and an expected life of 5 years.

On October 3, 2019, the Company granted 65,000 stock options, exercisable at $1.01 per option, to employees of the Company. The options vested immediately upon grant. The fair value of these options was estimated to be $14,627 using the Black-Scholes option pricing model and the following assumptions: dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 1.54%, and an expected life of 2.96 years.

Expected volatility was based on the historical volatility of similar companies.

During the three and six months ended October 31, 2019 the Company has recorded $214,120 and $500,115 (2018 - $183,123 and $494,823) of share-based payments expense.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2019 and 2018

(Unaudited – Expressed in Canadian Dollars)

The changes in the stock options for the six months ended October 31, 2019 and the year ended April 30, 2019 are as follows:

	Number of options #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2018	4,871,666	0.68	4.20
Granted	2,060,000	0.97	—
Exercised	(135,000)	0.30	—
Expired	(200,000)	1.24	—
Forfeited	(1,293,333)	0.71	—

Balance, April 30, 2019	5,303,333	0.78	3.87
Granted	665,000	0.69	—
Exercised	(55,000)	0.30	—
Forfeited	(803,333)	0.69	—

Balance, October 31, 2019	5,110,000	0.78	3.50
Unvested	(1,741,667)	0.86	4.33

Exercisable, October 31, 2019	3,368,333	0.75	3.07

Details of the options outstanding as at October 31, 2019 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Options outstanding	Unvested	Vested
October 1, 2021	1.00	1.92	200,000	—	200,000
December 20, 2021	0.30	2.14	550,000	—	550,000
September 18, 2022	1.01	2.88	950,000	—	950,000
January 3, 2023	0.65	3.18	250,000	—	250,000
February 7, 2023	0.47	3.27	700,000	—	700,000
September 24, 2023	0.95	3.90	95,000	31,666	63,334
November 7, 2023	0.82	4.02	300,000	200,000	100,000
December 31, 2023	1.00	4.17	1,250,000	833,334	416,666
January 11, 2024	1.00	4.20	415,000	276,667	138,333
October 1, 2024	0.48	4.92	250,000	250,000	—
October 3, 2024	0.5	4.93	150,000	150,000	—

	0.78	3.50	5,110,000	1,741,667	3,368,333

e) Warrants

The changes in the warrants for the six months ended October 31, 2019 and the year ended April 30, 2019 are as follows:

	Number of warrants #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2018	6,378,000	0.70	3.93
Issued	11,354,500	1.23	—

Balance, April 30, 2019 and October 31, 2019	17,732,500	1.04	1.44

Details of the warrants outstanding as at October 31, 2019 are as follows:

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2019 and 2018

(Unaudited – Expressed in Canadian Dollars)

Expiry Date	Exercise price $	Remaining life (year)	Warrants outstanding
March 26, 2022	0.70	2.43	6,378,000
June 18, 2020	1.00	0.63	875,000	(1)
September 24, 2020	1.25	0.90	9,102,500
October 25, 2020	1.25	0.99	1,377,000

	1.04	1.44	17,732,500

(1)	During the six months ended October 31, 2019, the expiry date of these warrants was extended from June 18, 2019 to June 18, 2020.

f) Finder’s Warrants

As at October 31, 2019 the Company has 415,942 finder’s warrants outstanding. The warrants have an exercise price of $0.70 per share and expire on March 26, 2022.

14.	RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management consists of Thomas D’Orazio, former President and CEO; Robert Beecroft, former Interim CEO; Dr. Jennifer Bath, President and CEO; Lisa Helbling, CFO; Natasha Tsai, former CFO; Reginald Beniac, former Chief Operating Officer; Charles Wheelock, Chief Technology Officer; Oren Beske, former President of ImmunoPrecise Antibodies (USA) Ltd.; Martin Hessing, a Director of U-Protein; Jos Raats, former President and CEO of IPA Europe; and Directors of the Company. During the three and six months ended October 31, 2019 and 2018, the compensation for key management is as follows:

	Three months ended October 31,		Six months ended October 31,
	2019 $	2018 $	2019 $	2018 $
Management fees	44,331	102,403	89,479	206,383
Professional fees	—	21,580	—	34,655
Salaries and other short-term benefits	285,531	80,911	771,376	182,741
Share-based payments	4,988	88,666	269,870	263,758

	334,850	293,560	1,130,725	687,537

During the three and six months ended October 31, 2019, the spouse of a Director provided administrative services for $nil and $nil (2018 – $15,625 and $31,250).

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2019 and 2018

(Unaudited – Expressed in Canadian Dollars)

15.	COMMITMENTS

For the Company’s rental of office and laboratory space in Victoria, BC, Canada, the current lease commenced on May 1, 2018 and terminates on April 30, 2023. The lease is in the amount of $21,015 per month for all four spaces from May 1, 2018 to April 30, 2021 and $21,914 per month from May 1, 2021 to April 30, 2023. The minimum annual payments under these leases are as follows:

$
2020	252,186
2021	252,186
2022	262,968
2023	262,968

1,030,308

For the Company’s rental of office and laboratory space in Utrecht, Netherlands, the current lease commenced on January 1, 2017 and terminates on December 31, 2019. Annual minimum lease payments are as follows:

€
2020	88,415

For the Company’s rental of office and laboratory space in Oss, Netherlands, the current lease commenced on January 1, 2018 and terminates on December 31, 2019. Effective December 31, 2018, the lease automatically rolls into a 3 year term through December 31, 2022. Annual minimum lease payments are as follows:

€
2020	175,454
2021	175,454
2022	175,454
2023	116,970

643,332

16.	SEGMENTED INFORMATION AND ECONOMIC DEPENDENCE

At October 31, 2019 and April 30, 2019, the Company has one reportable segment, being antibody production and related services.

During the six months ended October 31, 2019, the Company had sales to nil (2018 - nil) customer who in aggregate accounted for more than 10% (2018 – 10%) of revenue.

The Company’s revenues are allocated to geographic segments for the three and six months ended October 31, 2019 and 2018 as follows:

	Three months ended October 31,		Six months ended October 31,
	2019 $	2018 $	2019 $	2018 $
United States of America	1,379,352	723,593	2,283,729	1,324,604
Canada	474,654	159,191	681,477	299,823
Europe	1,303,393	1,832,655	2,809,319	3,890,434
Other	4,966	1,352	103,939	74,715

	3,162,365	2,716,791	5,878,464	5,589,576

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2019 and 2018

(Unaudited – Expressed in Canadian Dollars)

The Company’s revenues are allocated according to revenue types for the three and six months ended October 31, 2019 and 2018 as follows:

	Three months ended October 31,		Six months ended October 31,
	2019 $	2018 $	2019 $	2018 $
Project revenue	2,964,969	2,648,595	5,576,837	5,409,368
Product sales revenue	187,010	31,614	247,244	62,555
Cryo storage revenue	10,386	36,582	54,383	117,653

	3,162,365	2,716,791	5,878,464	5,589,576

The Company’s non-current assets are allocated to geographic segments as at October 31, 2019 and April 30, 2019 as follows:

	October 31, 2019 $	April 30, 2019 $
North America	1,536,209	986,323
Netherlands	17,016,553	17,481,425

	18,552,762	18,467,748

Geographic segmentation of the Company’s (loss) income is as follows:

	Three months ended October 31,		Six months ended October 31,
	2019 $	2018 $	2019 $	2018 $
North America - Corporate	(1,683,246)	(2,499,126)	(3,658,009)	(3,100,043)
North America	317,850	940,674	205,786	(116,715)
Netherlands	1,851	72,720	76,480	628,664

	(1,363,545)	(1,485,732)	(3,375,743)	(2,588,094)

Geographic segmentation of the interest and accretion, and amortization and depreciation is as follows:

	Three months ended October 31,		Six months ended October 31,
Interest and accretion	2019 $	2018 $	2019 $	2018 $
North America - Corporate	294,569	349,576	925,244	695,535
North America	18,645	6,207	42,620	13,125
Netherlands	14,541	445	31,744	3,538

	327,755	356,228	999,608	712,198

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2019 and 2018

(Unaudited – Expressed in Canadian Dollars)

	Three months ended October 31,		Six months ended October 31,
Amortization and depreciation	2019 $	2018 $	2019 $	2018 $
North America - Corporate	20,639	—	41,279	—
North America	117,780	46,433	244,551	82,992
Netherlands	525,155	180,249	1,080,028	363,697

	663,574	226,682	1,365,858	446,689

17.	SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing transactions:	October 31, 2019 $	July 31, 2018 $
Acquisition of equipment by capital lease	1,668,533	—

The following changes in liabilities arose from financing activities:

			Non-cash changes
	April 30, 2019 $	Cash Flows $	Acquisition $	Accretion $	Foreign exchange movements and change in estimates $	October 31, 2019 $
Deferred acquisition payments	3,063,981	—	—	599,194	(113,493)	3,549,682
Debentures	2,708,334	(125,000)	—	166,666	—	2,750,000
Loans payable	111,670	(49,135)	—	—	—	62,535
Leases	107,077	(203,123)	1,723,277	—	—	1,627,231

Total	5,991,062	(377,258)	1,723,277	765,860	(113,493)	7,989,448